EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, July 18, 2016 -- On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 15 July 2016 purchased 589,151 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 149.46 per share.

Before distribution to the employees, the Share saving plan has 10,035,897shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT:  Peter Hutton, SVP Investor Relations,
          mbl: +44 7881 918 792

          Morten Sven Johannessen, VP Investor Relations USA,
          mbl +1 203 570 2524